Exhibit 99.1

SPECIAL AND Annual General Meeting of Shareholders

MAY 13, 2026

REPORT OF VOTING RESULTS
in accordance with section 11.3 of Regulation 51-102 respecting Continuous Disclosure Obligations

Following the special and annual general meeting of shareholders of Nouveau Monde Graphite Inc. (the “Corporation”) held on May 13, 2026 (the “Meeting”), we hereby advise you of the results of the votes cast at the Meeting.

1.	Election of Directors

Based on the proxies received and the votes cast at the Meeting, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting. Accordingly, the results are set out below:

Name of Nominee	Outcome	Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
Daniel Buron	Elected	106,718,657	99.84%	171,599	0.16%
Eric Desaulniers	Elected	106,732,707	99.85%	157,549	0.15%
Paola Farnesi	Elected	106,677,140	99.80%	213,118	0.20%
Édith Jacques	Elected	106,680,678	99.80%	209,580	0.20%
Hubert T. Lacroix	Elected	106,717,867	99.84%	172,389	0.16%
Stéphane Leblanc	Elected	106,678,666	99.80%	211,592	0.20%
Nathalie Pilon	Elected	106,686,835	99.81%	204,423	0.19%
Chantal Sorel	Elected	106,666,952	99.79%	223,306	0.21%

2.	Appointment of the External Auditor and Authorization Given to Directors to set its Compensation

Based on the proxies received and the votes cast at the Meeting, PricewaterhouseCoopers L.L.P. was appointed as an external auditor of the Corporation for the ensuing year and the directors were authorized to set its compensation, with the following results:

Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
112,664,827	99.86%	162,224	0.14%

3.	Issuance of Common Shares to Investissement Québec

Based on the proxies received and the votes cast at the Meeting, the resolution authorizing, among other things, the Corporation to issue to Investissement Québec (“IQ”) 33,351,853 common shares in the capital of the Corporation (each, a “Common Share”), on a private placement basis, at a price of US$1.84 per Common Share (the “IQ Private Placement”), the whole pursuant to the subscription agreement dated April 9, 2026 between the Corporation and IQ, was adopted by a majority of the votes cast by disinterested shareholders who voted in respect of the resolution present or represented by proxy at the Meeting (excluding the votes attached to, in the aggregate, 25,637,260 Common Shares beneficially owned, or controlled or directed, directly or indirectly, by IQ), with the following results:

Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
80,927,383	99.60%	325,614	0.40%

4.	Issuance of Common Shares to Canada Growth Fund Inc.

Based on the proxies received and the votes cast at the Meeting, the resolution authorizing, among other things, the Corporation to issue to Canada Growth Fund Inc. (“CGF”) 44,452,460 Common Shares, on a private placement basis, at a price of US$1.84 per Common Share (collectively with the IQ Private Placement, the “Related Party Private Placements”), the whole pursuant to the subscription agreement dated April 9, 2026 entered into between the Corporation and CGF, was adopted by a majority of the votes cast by disinterested shareholders who voted in respect of the resolution present or represented by proxy at the Meeting (excluding the votes attached to, in the aggregate, 19,841,269 Common Shares beneficially owned, or controlled or directed, directly or indirectly, by CGF), with the following results:

Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
86,739,893	99.64%	309,093	0.36%

5.	Private Placements

Based on the proxies received and the votes cast at the Meeting, the resolution authorizing, among other things, the Corporation to issue 44,452,460 Common Shares to CGF, 33,351,853 Common Shares to IQ and 38,043,478 Common Shares to ENI International B.V. (“ENI”), on a private placement basis, at a price of US$1.84 per Common Share (collectively, the “Private Placements”), (i) which Common Shares to be issued pursuant to the Private Placements represent, in the aggregate, (A) more than 25% of the current number of Common Shares issued and outstanding, on a non-diluted basis, and (B) a 19.56% discount to the five-day volume weighted average price of the Common Shares on the Toronto Stock Exchange on April 9, 2026, and (ii) which Common Shares to be issued pursuant to the Related Party Private Placements represent more than 10% of the current number of Common Shares issued and outstanding, the whole pursuant to subscription agreements dated April 9, 2026 between the Corporation and each of ENI, CGF and IQ, was adopted by a majority of the votes cast by disinterested shareholders who voted in respect of the resolution present or represented by proxy at the Meeting (excluding the votes attached to, in the aggregate, 25,637,260 and 19,841,269 Common Shares beneficially owned, or controlled or directed, directly or indirectly, by IQ and CGF respectively), with the following results:

Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
61,061,612	99.43%	350,116	0.57%

6.	Amendments to Outstanding Warrants

Based on the proxies received and the votes cast, the resolution authorizing, among other things, the Corporation to enter into:

(a) an amended and restated warrant certificate amending the warrant certificate with IQ dated December 20, 2024, representing 19,841,269 warrants of common shares in the capital of the Corporation (the “IQ Warrants”) to (i) extend the expiry date of the IQ Warrants to December 20, 2030, and (ii) make any additional housekeeping amendments; and

(b) an amended and restated warrant certificate amending the warrant certificate with CGF dated December 20, 2024 and representing 19,841,269 purchase warrants of common shares in the capital of the Corporation (the “CGF Warrants”) to (i) extend the expiry date of the CGF Warrants to December 20, 2030, and (ii) make any additional housekeeping amendments, was adopted by a majority of the votes cast by disinterested shareholders who voted in respect of the resolution present or represented by proxy at the Meeting (excluding the votes attached to, in the aggregate, 25,637,260 and 19,841,269 Common Shares beneficially owned, or controlled or directed, directly or indirectly, by IQ and CGF respectively), with the following results:

Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
61,050,925	99.41%	360,804	0.59%

7.	Potential Additional Issuances

Based on the proxies received and the votes cast at the Meeting, the resolution authorizing, among other things, the potential exercise of the IQ Warrants and CGF Warrants and conversion of an unsecured convertible note of the Corporation dated November 8, 2022, as amended and restated on October 27, 2025 in favor of IQ, that would allow IQ and/or CGF to hold more than 20% of the Common Shares issued and outstanding, on a non-diluted basis, was adopted by a majority of the votes cast by disinterested shareholders who voted in respect of the resolution present or represented by proxy at the Meeting (excluding the votes attached to, in the aggregate, 25,637,260 and 19,841,269 Common Shares beneficially owned, or controlled or directed, directly or indirectly, by IQ and CGF respectively), with the following results:

Votes in Favor	% Votes in Favor	Votes Against	% Votes Against
61,045,160	99.40%	366,566	0.60%